Exhibit 23(b)
CONSENT OF INDEPENDENT AUDITORS
We consent to the reference to our firm under the caption “Experts” and to the use of our report dated May 11, 2006, with respect to the consolidated balance sheet of Xantic B.V., The Hague, the Netherlands, as of December 31, 2005 and the related consolidated statements of income and cash flows for the year then ended, in the Registration Statement (Form F-4) and related Prospectus of Stratos Global Corporation for the offering to exchange all outstanding 9 7/8% senior notes due 2013 that were issued on February 13, 2006 amounting to US$ 150,000,000, for an equal amount of new 9 7/8% senior notes due 2013.
Rotterdam, the Netherlands
September 18, 2006
/s/ Ernst & Young Accountants